SINOHUB, INC.
6/F, BUILDING 51, ROAD 5, QIONGYU BLVD.
TECHNOLOGY PARK, NANSHAN DISTRICT
SHENZHEN, PEOPLE’S REPUBLIC OF CHINA 518057

October 30, 2009

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	SinoHub, Inc. Request to Withdraw Post-Effective Amendment No. 1 on Form S-3 to Form S-1 (File No. 333-154731) Filed October 29, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SinoHub, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Post-Effective Amendment No. 1 on Form S-3 to Form S-1, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 29, 2009 (the “Registration Statement”).

The Registration Statement was intended to amend the Registration Statement on Form S-1 (Registration No. 333-154731) filed with the Commission on and declared effective on May 12, 2009 (the “Original Registration Statement”) and to convert it to a Registration Statement on Form S-3. The Registrant's financial printer transmitted the Registration Statement, which was accepted by the Commission, with the incorrect EDGAR form type of an “S-3/A,” rather than the correct EDGAR form type of a “POS AM.” The accession number for the Registration Statement filing is 0001214659-09-002509.

The Registrant confirms that the incorrectly filed Registration Statement has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

The Registrant intends to re-file A Post-Effective Amendment No. 1 on Form S-3 to Form S-1 amending the Original Registration Statement with the Commission under the correct EDGAR form type later today.

If you have any questions regarding this application for withdrawal, please contact Greg White of Seyfarth Shaw LLP, at (617) 946-4853 or Mark Katzoff of Seyfarth Shaw LLP at (617) 946-4887.

Thank you for your time and attention to this matter.

Very truly yours,

/s/ Henry T. Cochran
Henry T. Cochran
Chief Executive Officer and President